July 20, 2007

Mail Stop 4561

Mr. Mark Labell
Wein & Malkin LLC, Supervisor
60 East 42nd Street Associates LLC
60 East 42nd Street
New York, NY 10165

Re: 60 East 42nd Street Associates LLC
        Form 10-K for the year ended December 31, 2006
        Filed May 24, 2007
        File No. 0-02670

Dear Mr. Labell:

        We have reviewed your response letter dated July 18, 2007 and have the following additional comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please submit your response letter dated July 18, 2007 as correspondence on EDGAR.

2.   Please provide the acknowledgements that are requested at the end of this letter on the Company's letterhead.

Financial Statements

Note 1 – Business Activity and Reorganization

3.   We have read your response to prior comment 4 and note that you are in the process of selecting an independent accounting firm to prepare 2006 audited

statements of the lessee. Considering that the periods presented for lessee financial statements should comply with Rules 3-01 and 3-02 of Regulation S-X, please tell us how you considered the need to include audited financial statements of the lessee for all periods presented in the Form 10-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief